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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                    POINT.360
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                   730698 10 7

                                 (CUSIP Number)

                         Midwood Capital Management LLC
                              Attn: David E. Cohen
                                575 Boylston St.
                                    4th Floor
                                Boston, MA 02108
                                  617-224-1751

                                 With a copy to:

                            Peter M. Rosenblum, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                  617-832-1151

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

================================================================================

CUSIP NO. 730698 10 7             13D                        PAGE 2 OF  12 PAGES
--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            David E. Cohen
--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]

            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of        7.    Sole Voting Power
Shares          ----------------------------------------------------------------
Beneficially     8.    Shared Voting Power 0
Owned by        ----------------------------------------------------------------
Each             9.    Sole Dispositive Power
Reporting       ----------------------------------------------------------------
Person With     10.   Shared Dispositive Power 0

--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 0%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7                   13D                  PAGE 3 OF  12 PAGES

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Ross D. DeMont

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

      4.    Source of Funds (See Instructions) OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

      6.    Citizenship or Place of Organization USA

--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power
Shares          ----------------------------------------------------------------
Beneficially    8.    Shared Voting Power 0
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power
Reporting       ----------------------------------------------------------------
Person With     10.   Shared Dispositive Power 0

--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 0%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) IN

--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7                13D                     PAGE 4 OF  12 PAGES

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Midwood Capital Management LLC
            I.R.S. Identification No. 14-1885029

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

      4.    Source of Funds (See Instructions) OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

      6.    Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------

                7.    Sole Voting Power 0
Number of       ----------------------------------------------------------------
Shares          8.    Shared Voting Power
Beneficially    ----------------------------------------------------------------
Owned by        9.    Sole Dispositive Power 0
Each            ----------------------------------------------------------------
Reporting       10.   Shared Dispositive Power
Person With     ----------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 0%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) IA

--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7              13D                       PAGE 5 OF  12 PAGES

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            Midwood Capital Partners, L.P.
            I.R.S. Identification No. 27-0060548

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power 0
Shares          ----------------------------------------------------------------
Beneficially    8.    Shared Voting Power
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power 0
Reporting       ----------------------------------------------------------------
Person With     10.   Shared Dispositive Power

--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 0%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

CUSIP NO. 730698 10 7                 13D                    PAGE 6 OF  12 PAGES

--------------------------------------------------------------------------------

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

--------------------------------------------------------------------------------

            Midwood Capital Partners QP, L.P.
            I.R.S. Identification No. 42-1657728

--------------------------------------------------------------------------------

      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [ ]
            (b) [ ]

--------------------------------------------------------------------------------

      3.    SEC Use Only

--------------------------------------------------------------------------------

      4.    Source of Funds (See Instructions) OO

--------------------------------------------------------------------------------

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

      6.    Citizenship or Place of Organization Delaware

--------------------------------------------------------------------------------

Number of       7.    Sole Voting Power 0
Shares          ----------------------------------------------------------------
Beneficially    8.    Shared Voting Power
Owned by        ----------------------------------------------------------------
Each            9.    Sole Dispositive Power 0
Reporting       ----------------------------------------------------------------
Person With     10.   Shared Dispositive Power

--------------------------------------------------------------------------------

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person 0

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------

      13.   Percent of Class Represented by Amount in Row (11) 0%

--------------------------------------------------------------------------------

      14.   Type of Reporting Person (See Instructions) PN

--------------------------------------------------------------------------------

CUSIP No. 730698 10 7                                               Page 7 of 12

ITEM 1. SECURITY AND ISSUER

This joint statement on Schedule 13D relates to the common stock, no par value (the "Common Stock") of POINT.360, a California corporation (the "Issuer"). The address of the Issuer's principal executive offices is 2777 North Ontario Street, Burbank, CA 91504.

ITEM 2. IDENTITY AND BACKGROUND

This joint statement on Schedule 13D is being filed by David E. Cohen, Ross D. DeMont, Midwood Capital Management LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P., who are collectively referred to as the "Reporting Persons." Messrs. Cohen and DeMont (the "Managers") are the managers of Midwood Capital Management, LLC ("Capital"), which is the sole general partner of each of Midwood Capital Partners, L.P. ("LP") and Midwood Capital Partners QP, L.P. ("QP" and together with LP, the "Funds"). By virtue of their positions, each of the Managers has the power to vote and dispose of shares of Common Stock held by each of the Funds. Information with respect to each of the Reporting Persons is as follows:

(1)   (a) David E. Cohen

      (b) 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) Mr. Cohen is a manager of Capital.

      (d) No

      (e) No

      (f) United States

(2)   (a) Ross D. DeMont

      (b) 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) Mr. DeMont is a manager of Capital.

      (d) No

      (e) No

      (f) United States

(3)   (a) Midwood Capital Management, LLC, a Delaware limited liability company

      (b) 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) Capital is the sole general partner of, and manages and provides investment advice to, each of the Funds.

CUSIP No. 730698 10 7                                               Page 8 of 12

      (d) No

      (e) No

(4)   (a) Midwood Capital Partners, L.P., a Delaware limited partnership

      (b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) LP is a private investment fund engaged in the business of investing in securities.

      (d) No

      (e) No

(5)   (a) Midwood Capital Partners QP, L.P., a Delaware limited partnership

      (b) c/o Midwood Capital Management, LLC, 575 Boylston St., 4th Floor, Boston, MA 02116

      (c) QP is a private investment fund engaged in the business of investing in securities.

      (d) No

      (e) No

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The purchases of 96,851 shares of Common Stock on December 6, 2006 by the Reporting Persons, as detailed in item 5 below, were for a total purchase price of $169,489.25. These purchases and all previous purchases of Common Stock by the Reporting Persons were conducted using cash from the Funds. The shares of Common Stock held by LP and QP were held in margin accounts which from time to time may have incurred debit balances. Since other securities were held in such margin accounts, it is impracticable to determine the amounts, if any, borrowed with respect to such shares of Common Stock. The cost of borrowing with respect to such margin accounts fluctuates with the broker loan rate and the amount of the debit balance.

The Reporting Persons currently own no shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired shares of the Common Stock of the Issuer based on their belief that the Issuer's stock is undervalued and represents an attractive investment opportunity. The Reporting Persons have in the past and may in the future wish to engage in a constructive dialogue with management of the Issuer ("Management"), as well as with non-employee Directors and other stockholders of the Issuer, regarding new strategies to create and maximize value for the Issuer's stockholders, which may include a sale of the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities

CUSIP No. 730698 10 7                                               Page 9 of 12

then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating equity interests of the Issuer include the following: (i) the Issuer's business and prospects; (ii) the business strategy and actions of Management and the Board of Directors of the Issuer (the "Board of Directors") to enhance the Issuer's value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons' interests; (v) general economic conditions; (vi) stock market and money market conditions;
(vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4.

On December 22, 2006, the Reporting Persons sold 1,108,674 shares of Common Stock of the Company, at a price per share of $3.25, conducted via a privately negotiated transaction pursuant to the terms of a Stock Purchase Agreement, a copy of which is attached hereto.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present Management or Board of Directors, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter or by-laws which may impede the acquisition of control of the Issuer by any person; (h) the Issuer's Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association;
(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Amendment No. 5, the Reporting Persons, singly and collectively, own no shares of the Common Stock of the Issuer and represent 0% of the class.

(b) N/A

CUSIP No. 730698 10 7                                              Page 10 of 12

(c) The following transactions in the Common Stock were conducted by Reporting Persons since December 5, 2006, which is the date of the Amendment No. 4 to this joint statement on Schedule 13D:

                                                   NO. OF SHARES        PURCHASE/(SALE)
PERSON                                 DATE       PURCHASED/(SOLD)      PRICE PER SHARE
---------------------------------    --------     ----------------   ---------------------
Midwood Capital Partners, L.P.       12/06/06          47,782                $1.75
                                     12/20/06        (488,371)               $3.25
Midwood Capital Partners QP, L.P.    12/06/06          49,069                $1.75
                                     12/20/06        (620,303)               $3.25

The purchases of an aggregate of 96,851 shares of Common Stock by the Reporting Persons on December 6, 2006 were conducted in the ordinary course of business on the open market for cash. The sales of an aggregate of 1,108,674 shares of Common Stock by the Reporting Persons on December 22, 2006, as detailed above, were conducted via a privately negotiated transaction for cash, pursuant to the terms of a Stock Purchase Agreement, a copy of which is attached hereto.

(d) N/A

(e) On December 22, 2006, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to a Joint Filing Agreement dated November 9, 2005 relating to this Schedule 13D, a copy of which was previously filed with this Schedule 13D and is hereby incorporated by reference herein.

Except for the foregoing and as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Stock Purchase Agreement by and among Midwood Capital Management, LLC, Midwood Capital Partners, L.P. and Midwood Capital Partners QP, L.P. and DG FastChannel, Inc. dated December 22, 2006.

CUSIP No. 730698 10 7                                              Page 11 of 12

                                   Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        DATE: December 27, 2006

                                        MIDWOOD CAPITAL PARTNERS, L.P.

                                        By: Midwood Capital Management, LLC
                                                 General Partner

                                        By: /s/ David E. Cohen
                                        ----------------------------------------
                                        David E. Cohen
                                        Manager

                                        MIDWOOD CAPITAL
                                        PARTNERS QP, L.P.

                                        By: Midwood Capital Management, LLC
                                                 General Partner

                                        By: /s/ David E. Cohen
                                        ----------------------------------------
                                        David E. Cohen
                                        Manager

                                        MIDWOOD CAPITAL
                                        MANAGEMENT, LLC

                                        By: /s/ David E. Cohen
                                        ----------------------------------------
                                        David E. Cohen
                                        Manager

CUSIP No. 730698 10 7                                              Page 12 of 12

                                        DAVID E. COHEN

                                        By: /s/ David E. Cohen
                                        ----------------------------------------
                                        David E. Cohen

                                        ROSS D. DEMONT

                                        By: /s/ Ross D. DeMont
                                        ----------------------------------------
                                        Ross D. DeMont